UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Report on Results of the Paid-in Capital Increase

On March 14, 2024, LG Display Co., Ltd. (the “Company”) filed with the Financial Supervisory Service a report of the results of the previously announced paid-in capital increase. The key details of such report are as follows:

I. Issuance overview

1.	Company overview

Listing Type	Company Size	Industry
Securities	Large Korean business group	Electronics parts, computer, video, audio and communication equipment manufacturing

2.	Issuance overview

(Unit: KRW)

Category	Total Offering Amount	Remarks
Others	1,292,455,287,000	Offering of share rights to existing shareholders followed by a general public offering of unsubscribed shares

II. Matters regarding subscription and allocation

1.	Subscription and payment schedule

Category	Subscription start date	Subscription end date	Payment due date
Company’s Employee Stock Ownership Association (“ESOA”)	March 6, 2024	March 6, 2024	March 14, 2024
Allocation to existing shareholders	March 6, 2024	March 7, 2024	March 14, 2024
General public offering	March 11, 2024	March 12, 2024	March 14, 2024

2.	Underwriting amount by the underwriters

None

3.	Results of subscription and allocation

(Unit: KRW, Shares, %)

Category	Initial allocation		Subscription details				Final allocation details
	Number of shares	%	Number of subscriptions	Number of shares	Sale amount	%	Number of allocations	Number of shares	Sale amount	%
ESOA	28,436,860	20.0	1	28,436,860	258,491,057,400	14.9	1	28,436,860	258,491,057,400	20.0
Existing shareholders (holders of share rights)	113,747,440	80.0	138,894	104,755,100	952,223,859,000	55.0	138,894	104,755,100	952,223,859,000	73.7
Existing shareholders (oversubscription)	—	—	102,036	15,974,929	145,212,104,610	8.4	86,673	8,942,583	81,288,079,470	6.3
Public offering of unsubscribed shares	—	—	31,651	41,168,087	374,217,910,830	21.6	3,331	49,757	452,291,130	0.0
Total	142,184,300	100.0	272,582	190,334,976	1,730,144,931,840	100.0	228,899	142,184,300	1,292,455,287,000	100.0

4.	Shares allocated through public offering based on method of allocation

Category	Allocated amount (shares)	Percentage (%)	Equal allocation type

Equal allocation	—	—	—

Pro rata allocation	49,757	100.0	—

Total	49,757	100.0	—

5.	Shares allocated to institutional investors based on holding period

None

III. Changes in stock ownership of the Company’s major shareholders after the paid-in capital increase

(As of March 14, 2023)	(Unit: Shares, %)

Name	Relationship	Number of shares and percentage of ownership
		Prior to the capital increase		Subsequent to the capital increase
		Number of shares	Ownership percentage	Number of shares	Ownership percentage
LG Electronics	Largest shareholder	135,625,000	37.90	183,593,206	36.72
James (Hoyoung) Jeong	Registered director of affiliate company	15,000	0.00	19,768	0.00
Total		135,640,000	37.91	183,612,974	36.72

Note 1) Total number of shares issued prior to the capital increase: 357,815,700 shares

Note 2) Total number of shares issued subsequent to the capital increase: 500,000,000 shares

IV. Delivery date

•	Scheduled listing application date for the new shares: March 15, 2024 (Friday)

•	Scheduled listing and delivery commencement date for the new shares: March 26, 2024 (Tuesday)

V. Use of proceeds from the paid-in capital increase

1.	Details of proceeds from the paid-in capital increase

(Unit: KRW, Shares)

Category	Type of securities	Total amount scheduled to be issued	Actual proceeds			Remarks
			Offering (or sale) price per share	Number of securities	Total offering (or sale) amount
Offering	Common shares	1,292,455,287,000	9,090	142,184,300	1,292,455,287,000	—
	Subtotal	1,292,455,287,000	9,090	142,184,300	1,292,455,287,000	—
Sale	—	—	—	—	—	—
	Subtotal	—	—	—	—	—
Total		1,292,455,287,000	9,090	142,184,300	1,292,455,287,000	—

2.  Use of proceeds

A.   Use of proceeds

The expected gross proceeds of KRW 1,292.5 billion from this paid-in capital increase will be used as funds for facility investment, working capital and debt repayment as further described below. The Company will use its best efforts to use such proceeds in accordance with the stated use of proceeds in this prospectus and duly disclose their actual use and any changes therein in the Company’s periodic business reports, which are filed on a quarterly basis. With respect to the management and execution of funds, the Company implements stringent internal control measures to prevent funds-related incidents such as payments to fake accounts, irregularities in the execution of funds and payments of unauthorized amounts through clear separation of responsibilities between the working level personnel and the authorizing personnel, including requirements for the registration of trading lines and accounts, separation of authority between the requesting department and the executing department on the use of funds, and separation of authority between the requesting personnel and the approving personnel within the funds-related departments. In addition, such required activities are specified in the standards governing the execution of funds and are regularly monitored by a separate internal control department that is independent from the Company’s operational departments as well as by external auditors. The proceeds raised in this paid-in capital increase will be segregated in a designated account with the Company’s principal bank and managed in short-term savings deposit and time deposit products with no loss in the principal amount until the time of actual execution of such funds.

(Unit: KRW 1 million)

Funds for facility investment	Funds for business transfers	Working capital funds	Funds for debt repayment	Funds for acquiring securities of other companies	Others	Total
415,900	—	482,907	393,648	—	—	1,292,455

B.  Detailed plans for use of proceeds

The expected gross proceeds of KRW 1,292.5 billion from this proposed offering will be used as funds for facility investment, working capital and debt repayment as described below, and the Company plan to execute the funds according to the following priorities. However, investors are advised that the actual amounts and timing of the use of such funds may change subject to future business conditions and other considerations.

(Unit: KRW 100 millions)

Priority	Use of funds	Details	Timing	Amount
1	Facility investment	Investment in facilities related to strengthening future business competitiveness of the Company’s small- and medium-sized OLED business	2024	4,159
2	Working capital	Purchasing raw materials to expand OLED customer base and respond to needs relating to new products	2024	4,829
3	Debt repayment	Strengthen financial stability	2024	3,936
Total				12,925

Source: Company information

Note 1) As noted above, the timing of the use of funds for facility investment was prepared as of the day before the prospectus was submitted, and the actual amount and timing of such use may change subject to future market conditions and other factors.

Note 2) The Company plans to cover any shortage in funds with its own funds.

(1)	Detailed plans for use of funds for facility investment

The Company is building a diverse and differentiated OLED product portfolio across all product lines. The Company is continuing to invest in OLED panel production facilities for the purpose of strengthening its differentiated competitive advantages in the OLED sector, expanding the OLED market and pioneering new markets. In order to meet the market growth potential and customer needs, the Company has invested KRW 5.2 trillion in related facilities in 2022 and plans to invest an amount within a KRW 3 trillion range in related facilities in 2023. As such, the Company plans to continue investing in facilities subject to appropriate consideration of financial factors such as future growth potential and the Company’s cash flow. As of the date of submission of this prospectus, the Company does not have additional plans for large-scale financing activities or borrowings such as debt securities offerings or additional paid-in capital increases, and it plans to address the funding needs for investments through the proceeds of this paid-in capital increase, the remaining KRW 450 billion to be withdrawn from the syndicated loan entered into in December 2023, cash and cash equivalents of approximately KRW 3 trillion held as of September 30, 2023 and cash generated from operating activities.

From the proceeds of this proposed offering, the Company plans to use KRW 415.9 billion to invest in facilities to further expand its order-based business (including the small- and medium-sized OLED panel business) and strengthen the competitiveness of its future business areas. The Company is shifting its business structure to focus on the OLED sector, which has strong potential for future growth. Accordingly, the Company is engaged in ongoing investments relating to the construction of small- and medium-sized OLED panel facilities and the expansion of the Company’s production capacity for OLED panels, and the Company’s estimated investment amount in this area in 2024 is approximately KRW 727.9 billion. The Company’s investments in production facilities can be broadly categorized into new investment, expansion investment and maintenance investment. New investments are made by the Company in connection with the production of new products related to new customers, entry into new markets and the launch of new products. Expansion investments are made to increase the capacities of existing production facilities in response to expanding market demand for existing products. In the case of maintenance investments, the Company utilizes a certain level of funds to invest in ordinary business activities, including the improvement and renovation of outdated facilities, among others. The Company plans to invest KRW 103.8 billion in new OLED panels for IT products, KRW 95.2 billion in the expansion of small OLED panels for mobile devices, KRW 103.3 billion for OLED panels for automotive products and KRW 113.6 billion for ordinary maintenance investments.

The following table provides a detailed breakdown of such investments:

[Estimated Breakdown of Facility Investments]

(Unit: KRW 100 millions)

Category			2024
			Q1	Q2	Q3	Q4
New Investment	Medium-sized OLED	1. Facility Investment Overview: New investment relating to OLED panels for IT products
		2. Facility Investment Period: 2021 Q3- 2024 Q1
3. Details of Facility Investment: In preparation to commence mass production of medium-sized OLED panels within the second half of 2024, the investment is scheduled to be completed within the first quarter of 2024. Approximately KRW 3.1 trillion has been spent on the construction of clean rooms and U/T facilities and purchase of production equipment. The funds for facility investments will be partly used to pay for the
		remaining balance of the following items after the completion of the investment.
		4. Expenditure Plans of Funds for Facility Investments
		Payment for construction in progress for clean rooms and U/T facilities	794	642	41	15
		Investment in new facilities, including inspection equipment and IT infrastructure	518	95	246	0
	Subtotal		1,312	737	287	15
Expansion Investment	Small-sized OLED	1. Facility Investment Overview: Investment in previously expanded capacity for OLED panels for mobile devices
		2. Facility Investment Period: 2017 Q3 – 2024 Q1
3. Details of Facility Investment: Mass production has already commenced as the
Company’s investment for the production of small- and medium-sized OLED panels has been partially completed, and such investment is scheduled to be completed within the first quarter of 2024. The funds for facility investments will be partly used to pay for the
		remaining balance of the following items after the completion of the investment.
		4. Expenditure Plans of Funds for Facility Investments
		Payment for construction in progress for clean rooms and U/T facilities	451	393	138	8
		Investment in new facilities, including inspection equipment and IT infrastructure	518	171	237	5
	Subtotal		969	564	375	13
Maintenance Investment	OLED for Automobiles	1. Facility Investment Overview: Improving OLED panel quality for automotive products and responding to expected demand
		2. Facility Investment Period: 2024
3. Details of Facility Investment: The OLED panel market for automobiles is expected to grow as demand for automobiles, especially for electronic vehicles and software-defined vehicles, increases. The Company plans to improve its product quality and respond to expected demand by investing in the following items relating to automotive display
		panels, including tandem OLED panels.
		4. Expenditure Plans of Funds for Facility Investments
		Establishment of production infrastructure related to the capacity expansion of OLED panels	56	121	114	50
		Acquisition of new production equipment, including lithography and inspection equipment	72	143	566	40
	Subtotal		128	264	680	90
	Others (in the ordinary course of business)	Maintenance of older facilities, refurbishment of facilities for new product models	711	714	264	158
Total			3,120	2,279	1,605	276

Source: Company information

Note 1) The amount of facility funds is calculated based on the expected details as of the day before the prospectus, and the amount of facility investment or the time of use may change depending on market conditions during the actual fund execution process.

Note 2) Company plans to cover the amount used in the first quarter of 2024 and shortage in funds with the Company’s own funds.

[Medium-sized OLED]

The Company’s announcement made in August 2021 in relation to small- and medium-sized OLED investments related to expanding its production capacity in order to increase the production volume of OLED panels for IT products. The Company has spent approximately KRW 3.1 trillion to date for the construction of its clean rooms and U/T facilities and the purchase of production equipment. The remaining amount to be executed is KRW 235.0 billion, and the Company intends to utilize KRW 103.8 billion of the proceeds from this proposed offering toward finalizing such investment, which is expected to be completed once all of the funds are executed by the fourth quarter of 2024. As described above, the Company plans to use KRW 103.8 billion of the proceeds of this proposed offering for new investments relating to medium-sized OLED panels for IT products between the second and fourth quarters of 2024, which will constitute a part of the investment in small- and medium-sized OLED facilities announced by the Company on August 17, 2021. In order to commence mass production and shipment within the first half of 2024, the Company plans to make investments relating to new OLED panels for global IT customers applying the “tandem OLED” technology with outstanding durability and performance featuring longer product life and higher luminance. Accordingly, the Company plans to spend KRW 69.8 billion for the payment for construction in progress relating to clean rooms and U/T facilities for mid-sized OLED panels and KRW 34.0 billion in new facilities such as new inspection equipment and IT infrastructure.

[August 17, 2021 Disclosure on Investment in New Facilities]

1. Investment classification		New facilities investment
- Investment target		Small and medium-sized OLED facilities
2. Investment details	Investment amount (KRW)	3,300,000,000,000
	Equity (KRW)	12,736,938,303,559
	Investment-to-equity ratio (%)	25.91
	Whether the Company is a large-scale corporation	Yes
3. Investment purpose		Securing production capacity to respond to small- and medium-sized OLED Market
4. Investment period	Start date	Aug 13, 2021
	End date	Mar 31, 2024
5. Board resolution date (decision date)		Aug 13, 2021

- Outside director attendance	Participants (number of people)	4
	Absence (number of people)	0
- Attendance by internal auditors (audit committee members that are not outside directors)		—
6. Content reserved for delayed disclosure	Reason for reservation	—
	Expiry of reservation	—
7. Other important matters related to investment judgment	1. The equity amount set forth in Item 2 above is based on the Company’s consolidated financial statements as of December 31, 2020.

2. The start date of the above investment period is based on the resolution date of the board of directors, and the end date is a scheduled date and may be changed during the course of actual implementation of the investment.

3. The Company’s audit committee consists of outside directors only.

		ø Related disclosure	—

Source: Company’s DART disclosure filings

If the Company executes its investment in production facilities as outlined above, the capacity of the Paju P10 OLED production facility for IT products is expected to increase to the level of 15,000 sheets per month. The Company plans to complete the investment within the first quarter of 2024 to commence mass production of medium-sized OLED panels within 2024, and plans to use a part of the proceeds from this proposed offering to settle the remaining balance of construction-related work.

[Expected Change in the Production Capacity after the Investment in Medium-sized OLED]

(Unit: Sheets / month)

Category	Before investment	After investment

P10 IT OLED	—	Around 15,000

Source: Company data

Note 1)	The above capacity is an estimate and may be subject to change depending on the actual investment status and actual customer orders placed following the completion of the investment.

[Small-sized OLED]

Funds for facility investments related to small-sized OLED panels form a part of the capital investment plan disclosed by the Company on July 25, 2017 in connection with its investments in production facilities for large-sized and medium- and small-sized OLED panels, of which KRW 5.1 trillion was used to build a new factory for 8th-generation large-sized OLED panels for televisions, clean rooms and U/T facilities, purchase production equipment and invest in capacity expansion. In addition, the Company used KRW 1 trillion to build another factory for large-sized OLED panels for televisions in Korea and KRW 1.5 trillion in investments for mobile plastic OLED-panel-related capacity expansions. The remaining amount to be executed is KRW 192.1 billion, and the Company intends to utilize KRW 95.2 billion of the proceeds of this proposed offering toward finalizing this investment, which is expected to be completed once all of the funds are executed by the fourth quarter of 2024. In order to expand the production capacity of OLED panels for mobile devices and strengthen the Company’s competitiveness in this area, the Company made investments to expand its production capacity of small-sized OLED panels in 2023. Accordingly, as described above, the Company plans to use KRW 95.2 billion of the proceeds of this proposed offering for such investments between the second and fourth quarters of 2024. The Company is also seeking to secure competitive capabilities to further expand its sales volume of OLED panels for mobile devices by spending KRW 53.9 billion for the payment for construction in progress relating to clean rooms and U/T facilities, and KRW 41.3 billion on new facilities such as new inspection equipment and IT infrastructure.

If the Company executes its investment in production facilities as outlined above, the production capacity of small-sized OLED products is expected to increase from 30,000 sheets per month to 45,000 sheets per month, resulting in an increase in the level of production capacity.

[Expected Change in the Production Capacity after the Investment in Small-sized OLED]

(Unit: Sheets / month)

Category	Before investment	After investment

Small-sized OLED	Around 30,000	Around 45,000

Source: Company data

Note 1)	The above capacity is an estimate and may be subject to change depending on the actual investment status and actual customer orders placed following the completion of the investment.

[Status of the Company’s Investments in OLED Facilities]

Date of Resolution by the Board of Directors	Expected Amount of Investment	Purpose of Investment	Actual Amount of Investment Executed	Execution Rate	Expected Amount to be Executed in 2024 (Expected Amount from the Proceeds from this Paid- in Capital Increase)	Description of Actual Investment	Remarks
July 25, 2017	KRW 7,800 billion

To respond to market demand and strengthen the Company’s production capabilities through investments in production facilities for large and small- and mid-sized OLED panels

- To expand its television panel business by building new panel production facilities and purchasing production equipment in order to maintain the Company’s leading position in the large-sized OLED panel market (64.8% market share in 2022)

- To increase production capacity of plastic OLED panels for mobile devices to strengthen the Company’s competitiveness as the rate of adoption of OLED panels in smartphones reached over 50%, which was the highest among all product categories, and in response to Chinese manufacturers’ increasing investments with the support of the Chinese government

			KRW 7,607.9 billion	97.5%	KRW 192.1 billion (KRW 95.2 billion)

- Construction of a new factory for 8th-generation large-sized OLED panels for televisions, establishment of clean rooms and U/T facilities, investment in new production facilities and capacity expansion (KRW 5.1 trillion, completed)

- Construction of another factory for extra-large-sized OLED panels for televisions in Korea (Paju P10) and establishment of clean rooms and U/T facilities, etc. (KRW 1 trillion, completed)

- Investment in capacity expansion to increase the volume of plastic OLED panels for mobile devices (KRW 1.7 trillion in total, including in connection with this proposed offering)

							(See Note 1)
July 22, 2019	KRW 3,000 billion	To secure a market pioneer position and strengthen its competitive position in the extra-large OLED panel market - To purchase production facilities to maintain a dominant position in the extra-large and premium OLED television panel markets	—	—	KRW 3,000 billion (—)	- Delay in the execution of investment plans and completion due to volatility in the market environment and macroeconomic uncertainty, including as a result of the COVID-19	Investment scheduled to be made by the first quarter of 2028
August 13, 2021	KRW 3,300 billion	To secure production capacity in order to respond to the small- and mid-sized OLED market - To expand the capacity of 6th-generation OLED panels for IT products to supply products in a stable manner as OLED panels become increasingly adopted in related new products, including tablet devices and laptops, outside of traditional mobile products	KRW 3,064.8 billion	92.9%	KRW 235.2 billion (KRW 103.8 billion)	- New capacity investment in preparation for expansion of the IT OLED market (KRW 3.3 trillion in total, including in connection with this proposed offering)	Investment scheduled to be made by the first quarter of 2024

Source:	Company’s DART disclosure filings
Note 1)	Mass production has already commenced as the Company’s investment for the production of small- and medium-sized OLED panels has been partially completed. The construction of the production facility for extra-large OLED panels in Korea (Paju P10) has also been completed. However, due to macroeconomic uncertainties such as the COVID-19 pandemic, further investment in production facilities for extra-large OLED panels for televisions has been postponed. Further investments for such purpose to be made in the future will be linked to the subsequent investment decision made in July 2019 and is scheduled to continue until the first quarter of 2028.

Since 2023, display panel manufacturers have begun to invest in 8th-generation OLED panels to secure new markets. In April 2023, Samsung Display announced that it will invest a total of KRW 4.1 trillion to build an 8.6th-generation IT OLED production facility in Asan, Chungcheongnam-do by 2026. In addition, BOE, China’s largest display panel manufacturer, also announced in November 2023 that it plans to invest approximately KRW 11 trillion to build an 8.6th-generation OLED production line in Chengdu. Such investment amount is approximately 2.5 times greater than Samsung Display’s planned investment amount of KRW 4.1 trillion, and Chinese manufacturers are expected to continue making investments for OLED production leveraging their large capital bases. On the other hand, the Company has not yet made a definite decision regarding its investment in 8.6th-generation OLED products. However, it intends to preemptively lead the high-end tablet devices market based on its existing 6th-generation production facility, with respect to which it has a competitive advantage and already verified technology. The Company plans to expand its global customer-oriented business centered on differentiated technologies and products, including the two-stack tandem technology, which it developed for the first time in the industry, and continue transitioning its business structure to an order-based business model. Regarding the expansion of OLED application to other IT product lines such as laptops, the Company plans to secure business opportunities through various options, such as utilizing existing production facilities, by comprehensively considering the future growth of the IT OLED market, competitor trends, as well as the expansion of OLED product line-ups in downstream industries.

[OLED for Automobiles]

As infotainment features are strengthened by the acceleration of the development of autonomous vehicles, the display devices installed in automobiles are becoming larger and higher in resolution. As a result, OLED panel shipments for automobiles are expected to grow rapidly from 1.15 million units in 2023 to 6.76 million units in 2027. To respond to the rapid growth of the automobile display market, the Company plans to invest in expanding its production capacity of OLED panels for automobiles. According to OMDIA, in 2022, the Company was ranked first in the global market with a 65.9% share of the market for OLED panels for automobiles in terms of sales. To further strengthen such position, the Company needs to continue to maintain differentiated technological advantages in tandem OLED and high-end LCD products, thorough quality control and reliable supply capacity.

Accordingly, the Company plans to use KRW 103.3 billion of the proceeds of this proposed offering between the second and fourth quarters of 2024 to execute investments related to the expansion of its production capacity of OLED panels for automobiles. Of such amount, the Company intends to use KRW 28.5 billion to build production infrastructure and KRW 74.8 billion to purchase new production equipment including lithography and inspection equipment. Through these investments, the Company hopes to achieve growths in sales orders and revenue by expanding its customer base and continuing to enhance the competitive advantages of its products and technology. In addition, the Company plans to continue its transition into an OLED-focused business structure to further expand its business of OLED panels for automobiles and strengthen its potential for future growth.

[Others]

Due to the nature of the display business that requires large-scale mass production, efficient manufacturing process and quality management, in addition to product development capabilities, are essential competencies. Accordingly, the Company plans to use a portion of the proceeds of this proposed offering for the purpose of investments in the ordinary course of business to enhance its product quality and manufacturing process. The company plans to use KRW 113.6 billion of the proceeds of this proposed offering between the second and fourth quarters of 2024 for the enhancement of older facilities and refurbishment of certain facilities for new product models in order to establish and apply manufacturing processes for mass production of high-quality OLED panels.

(2)	Detailed plans for use of the funds for working capital

The proportion of OLED products is expanding in each of the Company’s product segments by size (i.e., large-sized, mid-sized and small-sized). Beginning in 2024, the Company’s customer base is expected to expand in the large-sized panels segment and, with respect to mid-sized panels, the Company plans to start the mass production of OLED products for IT. The Company also expects an increase in production volume of small-sized panels in light of the Company’s production capacity expansion in 2023. Given such expectations, the volume of raw material purchases will likely also increase significantly. Accordingly, the Company plans to use KRW 482.9 billion of the proceeds of this proposed offering for the purchases of raw materials in order to expand the Company’s OLED customer base and to produce new products. More specifically, the Company plans to use such funds as working capital to purchase OLED organic materials, drive ICs, and PCB. The prices of raw materials and components used in OLED products are inherently higher than those used in LCD products, and as a result, the Company’s operating expenses in the ordinary course of business tend to be higher as the Company transitions into an OLED-focused business structure. In addition, the KRW 482.9 billion of the proceeds from this proposed offering that the Company plans to use for working capital purposes would be equivalent to 6.4% of its raw material purchases of approximately KRW 7.5 trillion in the first nine months of 2023, which represents a level that the Company can handle in the ordinary course of its business even if the Company’s production volume does not increase.

The Company plans to use its existing funds to meet any shortfall between its planned raw material purchases and the actual amount of funding raised from this proposed offering. The Company plans to use its own funds and future cash flow from sales to purchase raw materials.

[Detailed Plan for the Use of Funds for Working Capital]

(Unit: KRW 100 million)

Category	Raw material	Details	Timing of use			Total
			2024.2Q	2024.3Q	2024.4Q
Panel	OLED organic matter	Organic materials that are specialized for OLED display through the use of light produced from electric signals	869	1,135	1,020	3,023
	FSPM	Parts to protect OLED devices from external environment (moisture, impact, foreign substances)	271	302	261	834
	GLS	Glass parts linked to display properties	141	159	151	451
Module	DIC	Semiconductor part that generates data signal and control signal to operate the panel	382	564	523	1,469
	PCB	Circuit board to form electronic component circuit	177	340	221	738
Total			1,840	2,499	2,176	6,515

Source: Company information

Note 1) The amount and timing of use are subject to change depending on actual operating conditions.

Note 2) Company plans to cover any shortage in funding with the Company’s own funds.

(3)   Detailed plans for use of funds for debt repayment

The display industry requires high initial costs, and companies with stabilized technology and production yields through continual R&D efforts and facility investments are at a competitive advantage. Given such nature of the display business, investments must be executed preemptively before sales from new technology are made, and the Company has partly relied on external borrowings to fund its facility investment needs. In order to strengthen the Company’s financial stability to support its growth, the Company plans to use KRW 393.6 billion of the proceeds of this proposed offering to repay certain outstanding ESG bonds and foreign currency borrowings that were issued or obtained for facility investments. The Company plans to enhance its financial stability through improving its profitability by increasing the production volume of small-and medium-sized OLED panels, minimizing inventories by adjusting utilization rates and implementing efficient investments and costs-related measures. The Company also plans to manage its liquidity through proceeds from this proposed offering and the syndicated loan of KRW 650 billion, which the Company entered into in December 2023. As of the date of submission of this prospectus, the Company does not have additional plans for large-scale borrowings other than withdrawing the remaining amount of KRW 450 billion of the syndicated loan of KRW 650 billion, and the Company plans to manage liquidity and total borrowings at a level of refinancing such borrowings at their maturity. Accordingly, the amount of the Company’s total borrowings is not expected to deviate significantly from the current level.

(Units: USD millions, KRW 100 millions)

Category	Issue/ Borrowing Date	Maturity	Interest rate	Amount in Foreign Currency	KRW Amount (or KRW Equivalent)	Remarks
43-1 company bond	2021-09-14	2024-09-14	2.29%	-	2,900	Issued to fund ESG facility investment
Credit Agricole	2021-12-07	2024-12-06	3-Month Term SOFR + 1.81%	80	1,036	foreign currency working capital
Total				80	3,936

Source: Company information

Note 1) The KRW equivalent was calculated by applying the base rate of KRW 1,295.60 / USD 1 announced by Seoul Foreign Exchange Brokerage on December 15, 2023.

[Maturity Status for the Company’s Borrowings]

(Unit: KRW 100 millions)

Category		December 2023	2024	2025	2026	2027	After 2028
Short-term	KRW	5,500	7,000	—	—	—	—
	Foreign Currency	4,937	6,000	—	—	—	—
	Subtotal	10,437	13,000	—	—	—	—
Long-term	KRW	—	10,957	28,720	13,694	2,247	960
	Foreign Currency	3,663	21,314	36,717	20,481	3,223	5,385
	Subtotal	3,663	32,270	65,437	34,175	5,469	6,345
Total		14,100	45,270	65,437	34,175	5,469	6,345

Source: Company data

Note 1) Based on the Company’s consolidated financial statements under K-IFRS

Note 2) Status of maturity as of November 30, 2023

Note 3) Excluding lease liabilities

The Company’s borrowings scheduled to mature in 2024 amount to approximately KRW 4.5 trillion, and its interest expense amounted to KRW 508.6 billion in the first nine months of 2023. The Company plans to maintain its borrowings that reach their maturity at an appropriate level and meet its finance costs using its cash on hand and cash flows from the above-described syndicated loan, refinancing activities and from operating activities. The Company’s public bonds scheduled to mature within one year amount to KRW 370 billion, and the Company plans to repay KRW 290 billion of such bonds using proceeds from this proposed offering. The Company plans to repay the remaining KRW 80 billion with its cash and cash equivalents of KRW 3.0 trillion as of September 30, 2023. Most of the Company’s short-term borrowings have been drawn from banks, and the Company believes that there will be no difficulty in refinancing them considering the Company’s creditworthiness. However, a downgrading of the Company’s credit ratings may increase the Company’s financing costs and weaken its ability to procure additional financing. Furthermore, the Company plans to respond to short-term funding needs through its assets that can be collateralized, including tangible assets of approximately KRW 21 trillion as of September 30, 2023, as well as its ability to negotiate bank credit lines and its financial flexibility based on its strong external creditworthiness as a member of the LG Group.

VI. Details of issuance of share rights

[Details of Issuance of Share Rights]

(Unit: Shares)

Claim Date	Issue Date	Agency	Relationship with Issuer	Number of Shares
—	February 8, 2024	Korea Securities Depository	—	113,552,003
Total Number of Shares				113,552,003

[Details of Subscription of Share Rights]

(Unit: Shares)

Subscription Date	Subscriber	Relationship with Issuer	Number of Shares
March 7, 2024	Korea Securities Depository (through share rights)	—	104,754,345
March 7, 2024	Korea Securities Depository (through oversubscription)	—	15,974,779

March 7, 2024	Direct Subscription (through share rights)	—	755

March 7, 2024	Direct Subscription (through oversubscription)	—	150

Total Number of Shares			120,730,029

VII. Details of disposition of unsubscribed shares

1.  Number of unsubscribed and fractional shares upon subscription by holders of share rights

(Unit: Shares)

Number of unsubscribed shares upon subscription by holders with share rights	Number of unsubscribed shares upon subscription by the ESOA	Number of fractional shares upon allocation to existing shareholders	Total number of unsubscribed and fractional shares

8,796,903	—	195,437	8,992,340

2.  Details of disposition of unsubscribed and fractional shares

: Subscription by the general public through a public offering upon allocation of oversubscribed shares

(Unit: Shares)

Number of unsubscribed and fractional shares upon subscription by holders with share rights and the ESOA	Number of oversubscribed shares	Oversubscription allocation ratio	Remarks

8,992,340	15,974,929	0.5629032842 shares per share	49,757 fractional shares will be offered through a public offering

3.  Details of disposition of fractional shares upon allocation of oversubscribed shares (public offering of fractional shares)

Number of shares offered through public offering	Number of shares subscribed through public offering	Competition ratio of the public offering

49,757	41,168,087	827.38 : 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 14, 2024	By:	/s/ Suk Heo
(Signature)
Name: Suk Heo
Title: Director / Head of IR Division